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CUSIP NO 64121L-10-3

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       NETWORK SYSTEMS INTERNATIONAL, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   64121L-10-3
                                   -----------
                                 (CUSIP Number)

                                  HERBERT TABIN
                              6413 CONGRESS AVENUE
                                    SUITE 230
                              BOCA RATON, FL 33487
                                  561-988-2334
                                  ------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 25, 2000
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of Rule 13d-1(g), check the following box. [ __ ]

Check the following box if a fee is being paid with this statement. [ ]



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CUSIP NO 64121L-10-3

                                  SCHEDULE 13D

                              CUSIP No. 64121L-10-3

1. Name of Reporting Persons - IRS Identifications No. of Above Person (Entities Only)

          Herbert Tabin

2.   Check the Appropriate Box if a Member of a Group

          (a)  [ __ ]
          (b)  [ __ ]

3.   SEC Use Only

4.   Source of Funds

           Personal funds.  (PF)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          To Items 2(d) or 2(e)  [ __ ]

6.   Citizenship or Place of Organization

          United States


Number of Shares Beneficially Owned by Each Reporting Person
With:

     7.   Sole Voting Power

          2,700,000

     8.   Shared Voting Power

          0

     9.   Sole Dispositive Power

          2,700,000


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CUSIP No 64121L-10-3

10.  Shared Dispositive Power

      0

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

      2,700,000

12.  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares

      [    ]
        --
13.  Percent of Class Represented by Amount in Row 11

      28.5 % (1)

14.  Type of Reporting Person

      IN

(1) Calculated based upon the total of 9,489,171 shares of Common Stock outstanding as of July 31, 2000 per the Company's stock transfer agent.

Item 1.       Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Network Systems International, Inc., a Nevada corporation (the "Company").

The principal executive offices of the Company are located at 6413 Congress Avenue, Suite 230, Boca Raton, Florida 33487.

Item 2.       Identity and Background

     (a)  Name:

           Herbert Tabin

     (b)  Address:

           6413 Congress Avenue, Suite 230
           Boca Raton, Florida  33487

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CUSIP NO 64121L-10-3


     (c)  Present Principal Occupation:

           Mr. Tabin is vice-president of Millennium Holdings Group, Inc. ("Millennium") and vice-president and chief operating officer for International Internet, Inc. ("IINN").

       (d) During the last five years, Mr. Tabin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, Mr. Tabin was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

           Mr. Tabin is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration

           Mr. Tabin paid $1,500,000 from personal funds to acquire 2,700,000 shares.

Item 4.        Purpose of Transaction

           As described in the Company's Current Report on Form 8-K which was filed with the Securities and Exchange Commission on July 10, 2000, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, the Company entered into a Stock Purchase Agreement dated July 10, 2000 (the "Stock Purchase Agreement") with Richard T. Clark, Joel C. Holt, D. Mark White, George D. Gordon, Bryan John, John Signorello and Steven Elias (the "Initial Investors"). Subject to the terms and conditions of the Stock Purchase Agreement, the Company issued 1,666,667 new, restricted shares of the Company's common stock at $0.60 per share to the Initial Investors in a private placement organized by Millennium Holdings Group, Inc. ("Millennium"). The sale under the Stock Purchase Agreement was subject to the satisfaction of the following conditions, which are discussed in more detail below: (i) certain of the Company's current management shareholders must agree to sell 2,700,000 shares of the Company's common stock to accredited investors arranged by Millennium, (ii) these current management shareholders must grant the Company a put option giving the Company the right to require such management shareholders to purchase substantially all of the assets associated with the Company's business as currently conducted for $3,000,000, (iii) all of the Company's current directors must resign and a designated representative of the Initial Investors must be appointed to replace the former directors effective as of the closing date of the stock sale, and (iv) the Company must receive the consent of its current revolving credit lender,

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CUSIP No 64121L-10-3

           Wachovia Bank, N.A. ("Wachovia"). The sale under the Stock Purchase Agreement closed on July 25, 2000.

           As a condition to the Initial Investors' obligations pursuant to the terms of the Stock Purchase Agreement, four of the Company's current management shareholders, Robbie M. Efird, E. W. "Sonny" Miller, Jr., David F. Christian and James W. Moseley (collectively, the "Selling Shareholders") entered into Stock Purchase Agreements dated July 10, 2000 (the "Investment Agreements") to collectively sell 2,700,000 shares to Herbert Tabin, a managing partner with Millennium, for $1,500,000 (approximately $0.56 per share) in a second private placement arranged by Millennium.

           As a further condition to the Initial Investors' obligations under the Stock Purchase Agreement, the Selling Shareholders granted the Company a put option, expiring forty-five (45) days after the closing date, giving the Company the right to require the Selling Shareholders to purchase substantially all of the Company's operating assets and liabilities (the "Company Assets") and substantially all of the operating assets and liabilities of Vercom Software, Inc., a wholly-owned subsidiary corporation of the Company ("Vercom") (the "Vercom Assets"; the Company Assets and the Vercom Assets shall collectively be referred to as the "Assets") for $3,000,000. The Assets include all of the operating assets related to the Company's business as currently conducted. During this 45-day period, the Company will determine the value of the Assets and evaluate whether it is in the best interests of the Company and its shareholders for the Company to sell the Assets to the Selling Shareholders at the put price, to sell the Assets to a third party, to retain the Assets or to take other appropriate action.

           In order to facilitate the Company's potential exercise of the put option, the Company contributed the Company Assets to a recently formed wholly owned subsidiary corporation, Network Systems International of North Carolina, Inc. on July 20, 2000. As part of this process, the Company assigned its rights and obligation under substantially all of its current agreements (including its software license agreements, service agreements and employment agreements) to Network Systems International of North Carolina, Inc.

           In order to satisfy a condition to the Initial Investors' obligations under the Stock Purchase Agreement, all of the Company's current directors resigned effective as of the closing date, except for Mr. Efird. The current officers of the Company also resigned as of the closing date. Herbert Tabin has been appointed to the Company's Board of Directors as of the closing date.

           If the Company elects to exercise the put option and require the Selling Shareholders to purchase the Assets for $3,000,000, the Selling Shareholders will make an initial cash payment of $1,500,000 to the Company. The Selling Shareholders will deliver a non-recourse promissory note in the principal amount of $1,500,000, payable in one hundred


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CUSIP No 64121L-10-3

           twenty (120) days, for the remaining purchase price. The Selling Shareholders will pledge all of their remaining 2,925,856 shares of the Company's common stock (the "Pledged Shares") as security for the payment of the promissory note. The Company's right to exercise the put option will be conditioned upon the Company using $2,000,000 of the sales price received for the Assets to reduce the obligation under the revolving credit arrangement with Wachovia. The Company plans to use $1,250,000 from the Selling Shareholders' initial cash payment and $750,000 from the sale, if any, of the Pledged Shares to reduce the outstanding indebtedness. The sale of the Pledged Shares is discussed below. As a further condition to the Company's right to exercise the put option, the Company will also agree to change its name on its corporate charter, to discontinue the use of the name "Network Systems International" and to transfer all rights to the name "Network Systems International" to the Selling Shareholders.

           The Company understands that Millennium will use its best efforts to place the Pledged Shares with accredited investors on behalf of the Selling Shareholders for at least $1,500,000, or approximately $0.513 per share. Millennium will remit the proceeds generated by the sale of the Pledged Shares, up to $1,500,000, to the Company to satisfy the remaining balance of the purchase price for the Assets.

           If all of the Pledged Shares are sold for an amount greater than $1,500,000, Millennium will retain the excess. If Millennium cannot sell all of the Pledged Shares for at least $1,500,000, Millennium will use its best efforts to place as many of the Pledged Shares as possible with accredited investors on behalf of the Selling Shareholders for approximately $0.513 per share. Pursuant to the terms of the put option, the Company will use the first $750,000 from the sale of the Pledged Shares to reduce the obligation under the revolving credit arrangement with Wachovia. If Millennium is unable to sell all of the Pledged Shares, the Company will extinguish the promissory note at maturity and retain any remaining shares in satisfaction of the outstanding purchase price for the sale of the Subsidiaries to the Selling Shareholders.

           Mr. Tabin may from time to time acquire additional securities of the Company or at any time dispose of securities of the Company he now beneficially owns or hereafter may acquire.


Item 5.        Interest in Securities of the Issuer

           Mr. Efird beneficially owns, and has the sole power to vote and dispose of 811,491 shares, or 8.6%, of the outstanding shares of the Company's Common Stock. The calculation of ownership set forth herein is based upon 9,479,821 shares of Common Stock outstanding as of July 31, 2000, as indicated on the records of the Company's transfer agent.


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CUSIP No 64121L-10-3

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stock Purchase Agreement dated July 10, 2000 between Robbie M. Efird and Herbert Tabin (attached hereto as Exhibit 99.1).


Stock Purchase Agreement dated July 10, 2000 between E.W. Miller, Jr. and Herbert Tabin (attached hereto as Exhibit 99.2).

Stock Purchase Agreement dated July 10, 2000 between David F. Christian and Herbert Tabin (attached hereto as Exhibit 99.3).

Stock Purchase Agreement dated July 10, 2000 between James W. Moseley and Herbert Tabin (attached hereto as Exhibit 99.4).


Item 7.        Materials to Be Filed as Exhibits

           Exhibit 99.1 - Stock Purchase Agreement dated July 10, 2000 between
                          Robbie M. Efird and Herbert Tabin

           Exhibit 99.2 - Stock Purchase Agreement dated July 10, 2000 between
                          E.W. Miller, Jr. and Herbert Tabin

           Exhibit 99.3 - Stock Purchase Agreement dated July 10, 2000 between
                          David F. Christian and Herbert Tabin

           Exhibit 99.4 - Stock Purchase Agreement dated July 10, 2000 between
                          James W. Moseley and Herbert Tabin


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     November 15, 2000

                                                      /s/  Herbert Tabin
                                                      ------------------
                                                           Herbert Tabin